UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 Under

the Securities Exchange Act of 1934

For the month of November 2023

Commission File Number: 001-38304

DOGNESS (INTERNATIONAL) CORPORATION

(Registrant’s name)

No. 16 N. Dongke Road, Tongsha Industrial Zone

Dongguan, Guangdong

People’s Republic of China 523217

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On November 6, 2023, Dogness (International) Corporation, a British Virgin Islands company (the “Company”), announced (i) a share consolidation of the Company’s issued and outstanding Class A common shares (“Class A Shares”) at the ratio of one-for-twenty (the “Share Consolidation”) and (ii) an amendment of the Company’s Memorandum and Articles of Association (the “Amended and Restated M&A”) to change its authorized shares from 90,931,000 Class A Shares with $0.002 par value per share and 19,069,000 Class B common shares (“Class B Shares”) with $0.002 par value per share to an unlimited number of authorized Class A Shares and Class B Shares, each without par value.

Reason for the Share Consolidation

The Share Consolidation was effected to enable the Company to meet the NASDAQ continued listing standards relating to the minimum bid price.

Effects of the Share Consolidation

Effective Date; Symbol; CUSIP Number. The Share Consolidation will become effective on November 7, 2023 and will be reflected with the NASDAQ Capital Market and in the marketplace at the open of business on November 7, 2023 (the “Effective Date”), whereupon the Class A Shares will begin trading on a split-adjusted basis. In connection with the Share Consolidation, the Company’s Class A Shares will be listed for trading on NASDAQ Capital Market under the same symbol “DOGZ” but will trade under a new CUSIP Number, G2788T111.

Split Adjustment; No Fractional Shares. On the Effective Date, the total number of the Company’s Class A Shares held by each shareholder will be converted automatically into the number of whole Class A Shares equal to (i) the number of issued and outstanding Class A Shares held by such shareholder immediately prior to the Share Consolidation, divided by (ii) twenty (20).

No fractional Class A Shares will be issued to any shareholders in connection with the Share Consolidation. The Company will purchase, redeem or otherwise acquire at market value any fractional shares. No change will occur with respect to the issued and outstanding Class B Shares.

Non-Certificated Shares; Certificated Shares. Shareholders who are holding their Class A Shares in electronic form at brokerage firms do not have to take any action as the effect of the Share Consolidation will automatically be reflected in their brokerage accounts.

Shareholders holding paper certificates may (but are not required to) send the certificates to the Company’s transfer agent, Transhare Corporation, at the address given below. The transfer agent will issue a new share certificate reflecting the terms of the Share Consolidation to each requesting shareholder. Please contact Transhare Corporation for further information, related costs and procedures before sending any certificates.

Transhare Corporation

17755 North US Highway 19 Suite 140

Clearwater, FL 33764

Tel: (303) 662-1112

British Virgin Islands Filing. The Share Consolidation was effected by the Company’s filing of the Amended and Restated Memorandum and Articles of Association (“Amended and Restated M&A”) with the Registrar of Corporate Affairs in the British Virgin Islands on October 18, 2023. A copy of the Amended and Restated M&A is attached hereto as Exhibit 3.1 and incorporated herein by reference.

Authorized Shares. At the time the Share Consolidation is effective, the number of shares the Company is authorized to issue will change from 110,000,000 shares divided into: (i) 90,931,000 Class A shares, each with a par value of US$0.002 and (ii) 19,069,000 Class B shares, each with a par value of US$0.002 to an unlimited number of Class A Shares of no par value each and an unlimited number of Class B Shares of no par value each.

Capitalization. Immediately prior to the Effective Date, there were 31,055,259 Class A Shares outstanding. As a result of the Share Consolidation, there are approximately 1,552,763 Class A Shares outstanding (subject to redemptions of fractional shares). Before and after the Share Consolidation, the outstanding Class B Shares remaining the same as 9,069,000 shares.

The Company continues to meet all other listing standards, and the Company issued a press release announcing the foregoing matters on November 6, 2023.

EXHIBIT INDEX

Exhibits No.	Description
3.1	Third Amended and Restated Memorandum and Articles of Association
99.1	Press release dated November 6, 2023

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dogness (International) Corporation

Date: November 6, 2023	By:	/s/ Silong Chen
	Name:	Silong Chen
	Title:	Chief Executive Officer
(Principal Executive Officer) and Duly Authorized
Officer

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